                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)

                          KELLY SERVICES, INC., CLASS B
                    -----------------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    488152307
                          ----------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                          ----------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

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CUSIP NO.       488152307
             ---------------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons               I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) ______________
         (See Instructions)                    (b) ______________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                 ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                   108,782
                                                              ----------------
Beneficially               (6)  Shared Voting Power               2,262,290
                                                              ----------------
Owned by                   (7)  Sole Dispositive Power               11,637
                                                              ----------------
Each Reporting             (8)  Shared Dispositive Power          2,371,072
                                                              ----------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                            2,382,709
                                                              ----------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                            68.2%
                                                              ----------------
--------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                          HC
                                                              ----------------

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--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 20

Item 1(a)         Name of Issuer:                  Kelly Services, Inc., Class B
                                                  ------------------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                            999 West Big Beaver Road
                                                       Troy, MI 48084
                                                  ------------------------------


Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                   One First National Plaza
                                                       Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:        Common Stock
                                                      ----------------------
Item 2(e)         CUSIP No.:                             488152307
                                                      ----------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of Kelly Services, Inc.                     :
                                      -----------------------------------------
                  (a)      Amount beneficially owned:             2,382,709
                                                              ----------------
                  (b)      Percent of class                            68.2%
                                                              ----------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:
                                                                    108,782
                                                              ----------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                  2,262,290
                                                              ----------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                  11,637
                                                              ----------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:               2,371,072
                                                              ----------------

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Item 5.  Ownership of 5 percent or less of a Class.                       N/A
                                                                        -------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                        -------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                  --------------
                                    Bank One Trust Company, N.A.
                                    Bank One, Florida

Item 8.  Identification and Classification of Members of the Group.       N/A
                                                                        -------

Item 9.  Notice of Dissolution of Group.                                  N/A
                                                                        -------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:        February 14, 2001
          -------------------------


                                                    BANK ONE CORPORATION

                                                By: /s/ DAVID J. KUNDERT
                                                    David J. Kundert
                                                    EXECUTIVE VICE PRESIDENT